EXHIBIT 99(a)(12)



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Media Release


FOR IMMEDIATE RELEASE


          SERONO COMPLETES ACQUISITION OF 100% OF GENSET SHARE CAPITAL

                        GENSET SHARES AND BONDS DELISTED


Geneva, Switzerland - June 16, 2003 - Serono S.A. announced today that it had completed the acquisition of all the previously outstanding shares and convertible bonds (known as OCEANEs) of Genset S.A.

Upon the expiration on Friday, June 13, of the tender offers commenced by Serono France Holding on May 15, Serono France Holding accepted all shares and OCEANEs tendered. 226,999 shares and 36 OCEANEs were tendered in the offer in France and 28,657 shares, including shares represented by 80,979 ADSs, were tendered in the offer in the United States. Serono France Holding has made arrangements to pay for all minority interests tendered.

As previously announced, under applicable French law, the second-step squeeze out of all remaining minority interests takes effect today. All remaining minority interests cease to have an equity interest in Genset. Holders of shares and OCEANEs are now only entitled to receive consideration in the amount of EUR
8.19 per share and EUR 107.05 per OCEANE, respectively. Holders of ADSs are now only entitled to receive consideration in the amount of the U.S. dollar equivalent of EUR 2.73 per ADS, less any amount payable by the holder to the depositary of the ADR program. ADS holders will also be entitled to receive from the depositary their pro rata portion of the net cash proceeds from the sale of rights in connection with Genset's capital increase in March 2003. As a result, Serono France Holding now owns 100% of the Genset share capital.

Genset shares and OCEANEs have been delisted from the Euronext market.

About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


For more information, please contact:

 Serono in Geneva, Switzerland:
 Media Relations:                    Investor Relations:
 Tel: +41-22-739 36 00               Tel: +41-22-739 36 01
 Fax: +41-22-739 30 85               Fax: +41-22-739 30 22
 http://www.serono.com               Reuters: SEOZ.VX / SRA.N
                                     Bloomberg: SEO VX / SRA US

 Serono, Inc., Rockland, MA
 Media Relations:                    Investor Relations:
 Tel. +1 781 681 2340                Tel. +1 781 681 2552
 Fax: +1 781 681 2935                Fax: +1 781 681 2912
 http://www.seronousa.com